SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November 2002

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








RYANAIR RESULTS SIGNIFICANTLY EXCEED EXPECTATIONS FOR HALF YEAR END 30TH SEPT'02
                Passengers increase by 37%, profits rise by 71%


Ryanair, Europe's low fares airline today (4 Nov'02) released financial results for the half year ended 30 Sept showing record traffic and profit growth. Passenger traffic for the six months grew by 37% to 7.84m. Load factors increased by 6 points to a new high of 88%. Average fares declined by 2%, however costs per passenger fell at a faster rate with the result that margins increased 6 points to 32% during the half year. After tax profits have risen in the period by 71% to a new record of EUR150.9m.


Summary Table of Results - in Euro's (Irish GAAP)

Half Year Ended                                        Sept 30, 2001          Sept 30, 2002         % Increase

Passengers                                                      5.70                   7.84              + 37%
Load Factor                                                      83%                    88%                +6%
Revenue                                                    EUR344.2m              EUR464.6m              + 35%
Profit after tax                                            EUR88.0m              EUR150.9m              + 71%
Basic EPS (Euro Cent)                                       EUR12.16               EUR19.99              + 64%



Announcing these results, Ryanair's CEO, Michael O'Leary commented;

Traffic and Revenue

Traffic and revenue growth has been remarkably strong across all markets. The fleet rose to 44 aircraft, enabling us to operate ten routes from our new Frankfurt Hahn base, as well as seven new routes from London Stansted. Two new routes were added to our Brussels base and one each at Glasgow, Shannon and Dublin. We also increased frequencies on some existing routes which resulted in substantial market share gains. In August for example Ryanair overtook British Airways to become the No.1 airline on London-Brussels one of Europe's most important business travel routes.

At a time when most of our high fare competitors in Europe were reducing capacity and increasing fares, Ryanair was stepping up its growth, and doing so profitably. Our profits for the half year already exceed the total profits for the entire previous year, and this is a remarkable achievement at a time when we are still opening up new routes and driving down air fares.

We expect this growth in traffic and revenues to continue and our recent announcement of four new routes from Frankfurt Hahn (to Barcelona, Bologna, Rome and Stockholm) and our eighth European base in Milan Bergamo (operating 6 routes to London, Paris, Brussels, Frankfurt, Barcelona and Hamburg) ensures that we are continuing to grow our business across Continental Europe, at a time when most other low fare carriers are adding capacity to/from the UK.

Costs continue to decline

The most important feature of these results is our success in continuously driving down air fares and operating costs. Over the past six months Ryanair's average fare has fallen by 2%, but our operating costs have fallen by 11% on a per passenger basis. Ryanair's average fares continue to be over 50% lower than our nearest competitor and up to 80% lower than Lufthansa and British Airways. Our increased profitability at these lower fares gives Ryanair even more capacity to reduce air fares, and further stimulate load factors, traffic and growth.

At the core of our cost reduction programme is the addition of more Boeing 737-800 aircraft. These aircraft have delivered 45% more seats per flight than our existing Boeing 737-200 aircraft, whilst maintaining 25 minute turnarounds. The fact that the maintenance, fuel performance, and technical reliability of the 737-800 has exceeded even Boeing's initial estimates, means that our costs will continue to decline over the coming years as we take delivery of 103 more 737 aircraft.

Our disciplined policy of hedging fuel has also provided certainty and savings over the past six months. The uncertainty in the Middle East has meant that airlines who were buying fuel on the spot market were paying substantial penalties. Ryanair has continued to purchase forward fuel at discounts to current spot rates, and we have 80% of our fuel requirements to the end of Sept'03 fully hedged at a lower cost than we paid over the past year. As ever these costs reductions will be passed on to our customers in the form of lower fares.

Staff productivity continues to improve, much of it as a result of operating the larger 737-800 series aircraft. Ryanair is set to carry more than 9,000 passengers per employee this year, a figure that is more than twice that of Southwest and over ten times greater than our principal competitor British Airways.

Quality and Customer Service

We continue to invest heavily in the quality of our operations. Two new simulators have been ordered at a cost of US$20m to enhance the quality of our initial and recurrent pilot training as we double our traffic and fleet. We have begun construction of our new aircraft maintenance centre at Glasgow Prestwick Airport, which will give us even more control over our maintenance costs, as well as further improving our maintenance quality control. Ryanair will continue to invest heavily in the quality, reliability and serviceability of our fleet and the people who fly and maintain them.

We did suffer a short-term drop in service levels at Stansted Airport in Q.1 as a result of changing handling company from Servisair to Groundstar. Ryanair have worked tirelessly with Groundstar at Stansted, and invested heavily in additional staffing and training to ensure that Groundstar are now operating to a standard that is better than that previously achieved by Servisair.

Ryanair remains committed to providing all of our passengers with the lowest fares at all times, whilst also delivering a programme of continuous improvement in customer service. In August we published the Ryanair Passenger Service Charter which is by some considerable distance the toughest customer service charter applied by any European airline.

This charter commits Ryanair to lower fares, No.1 on-time service, and a response time to complaints that is four times better than the EU Airline Charter. From now on Ryanair will also publish monthly customer service statistics as shown in the table below. Our current rate of on-time departures, customer complaints and mislaid baggage complaints place us among the very best airlines for customer service. Ryanair supports the EU's proposal to publish monthly passenger service statistics for all EU airlines.


PASSENGER SERVICE STATISTICS:  SEPTEMBER
                                                                                    2001         2002
1. ON-TIME FLIGHTS                                                                  65%          81%
2. COMPLAINTS (per 1,000 passengers carried)                                        0.77         0.53
3. BAGGAGE COMPLAINTS (per 1,000 passengers carried)                                1.19         1.21
4. COMPLAINTS ANSWERED WITHIN 7 DAYS                                                N/A          99.7%



We intend to continue to provide customers with the lowest fares, more frequencies than our competitors and the No.1 on-time performance, as we believe that it is this combination of price and customer service that continues to underpin our very strong traffic growth.

Outlook

Advance bookings on our four new routes from Frankfurt Hahn, our new Strasbourg route, and the initial response to our new base at Milan Bergamo bodes well for Ryanair's continued disciplined organic growth. After Christmas we will be announcing more new routes with the possibility of one further base for Summer 2003, although at this time it is unlikely to include Dublin where the airport monopoly continues to apply for planning permission for inefficient and ridiculously expensive facilities instead of working with the airlines to produce efficient, low cost facilities. We have submitted detailed proposals to the Irish Government for the construction of a competing second terminal at Dublin Airport and we urge the Minister to act quickly on these proposals to ensure that a new Terminal 2 facility is available by 2004. As Irish tourism continues to decline in the face of high access costs and third world airport facilities, competition is needed now more than ever to revive tourism.

Over the coming six months we will take delivery of 13 more Boeing 737-800 aircraft. We are in continuing dialogue with Boeing about adding to our existing order of firm and option aircraft. Our experience is that Boeing 737 is by some considerable distance the best aircraft for short-haul, quick turnaround, low fares airlines and the fact that it is the aircraft of choice for both Southwest Airlines in the U.S. and Ryanair in Europe confirms this belief.

Finally, a word of caution. These half year profits have been exceptional, but they will not in my opinion be repeated. Yields have only fallen by 2% during the period which is a lot less than we had expected, particularly on the twenty new routes we operated. We have already given away 870,000 free seats for Q.3, we will launch new routes from Frankfurt Hahn in December and Milan Bergamo in February and we will continue to drive down air fares in all of our existing markets to widen the price gap between Ryanair and all of our competitors. Yields in Q.3 and Q.4 will be significantly lower and as a result profit growth will not be as strong as in the first half, however given our strong performance in the first half, it is appropriate to raise our guidance for the full year from EUR200m to EUR230m."


ENDS.

4th November, 2002



For further info.     Michael O'Leary, Ryanair, Tel. 353-1-8121212
please contact:       Pauline McAlester, Murray Consultants, Tel. 353-1-4980300

                      WWW.RYANAIR.COM



Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.



Ryanair is Europe's largest low fares airline with 8 bases, 89 low fare routes across 14 countries. Ryanair has a fleet of 44 Boeing 737's, and firm orders for up to a further 150 new 737-800's which will be delivered over the next 8
years.   Ryanair currently employs a team of 1,700 people and will carry over 15 million scheduled passengers in the current year. All Ryanair's lowest fares are available only at www.RYANAIR.COM which is Europe's largest travel website.





Ryanair Holdings plc and Subsidiaries

Consolidated Profit and Loss Accounts in accordance with UK and Irish GAAP(unaudited)

                                                             Quarter       Quarter         Half year     Half year
                                                               ended         ended             ended         ended
                                                            Sept 30,      Sept 30,          Sept 30,      Sept 30,
                                                                2002          2001              2002          2001
                                                             EUR'000       EUR'000           EUR'000       EUR'000

Operating Revenues
Scheduled revenues                                           238,346       171,947           411,107       306,492
Ancillary revenues                                            31,981        21,436            53,482        37,735
Total operating revenues
-continuing operations                                       270,327       193,383           464,589       344,227

Operating expenses
Staff costs                                                   23,307        19,542            46,732        38,373
Depreciation and amortisation                                 19,490        14,478            37,863        30,150
Other operating expenses
           Fuel & Oil                                         34,777        27,890            68,422        54,244
           Maintenance, materials and repairs                  7,694         6,809            17,143        14,109
           Marketing and distribution costs                    2,622         3,264             8,107         9,410
           Aircraft rentals                                        -         1,006                 -         3,879
           Route charges                                      17,259        12,946            33,750        24,456
           Airport and Handling charges                       28,043        23,170            56,206        44,847
           Other                                              14,995        12,021            28,871        23,741

Total operating expenses                                     148,187       121,126           297,094       243,209

Operating profit - continuing operations                     122,140        72,257           167,495       101,018

Other income/(expenses)
Interest receivable and similar income                         9,003         7,412            16,005        12,623
Interest payable and similar charges                         (7,660)       (4,586)          (14,054)       (9,151)
Foreign exchange (losses)/gains                                1,860         (643)             (721)       (2,581)
Gain/(loss) on disposal of fixed assets                            1           519              (21)           526

Total other income/(expenses)                                  3,204         2,702             1,209         1,417
Profit on ordinary activities
before taxation                                              125,344        74,959           168,704       102,435

Tax on profit on ordinary activities                        (13,362)      (10,138)          (17,758)      (14,397)

Profit for the period                                        111,982        64,821           150,946        88,038

Earnings per ordinary share
           -Basic(Euro cent)                                   14.83          8.95             19.99         12.16
           -Diluted(Euro cent)                                 14.64          8.83             19.72         11.98

Number of ordinary shares(in 000's)*
           -Basic                                            755,031       724,283           755,031       724,196
           -Diluted                                          765,016       734,263           765,377       734,627



*The Company implemented a 2:1 share split on December 7th, 2001. Share capital and earnings per share figures have been restated to give effect to the share split.



Ryanair Holdings plc and Subsidiaries

Consolidated Balance Sheets in accordance with
UK and Irish GAAP
                                                                            Sept 30,              March 31,
                                                                                2002                   2002
                                                                             EUR'000                EUR'000
                                                                           Unaudited

Fixed assets
Tangible assets                                                            1,054,438                951,806

Current Assets
Cash and liquid resources                                                  1,030,204                899,275
Accounts receivable                                                           12,522                 10,331
Other assets                                                                  19,014                 11,035
Inventories                                                                   16,064                 17,125

Total current assets                                                       1,077,804                937,766

Total assets                                                               2,132,242              1,889,572

Current liabilities
Accounts payable                                                              47,909                 46,779
Accrued expenses and other liabilities                                       250,119                217,108
Current maturities of long term debt                                          44,479                 38,800
Short term borrowings                                                         10,732                  5,505

Total current liabilities                                                    353,239                308,192

Other liabilities
Provisions for liabilities and charges                                        52,680                 49,317
Accounts payable due after one year                                            5,161                 18,086
Long term debt                                                               567,942                511,703

                                                                             625,783                579,106

Shareholders' funds - equity
Called - up share capital                                                      9,587                  9,587
Share premium account                                                        553,457                553,457
Profit and loss account                                                      590,176                439,230

Shareholders' funds - equity                                               1,153,220              1,002,274

Total liabilities and shareholders' funds                                  2,132,242              1,889,572



Ryanair Holdings plc and Subsidiaries

Consolidated Cashflow Statements in accordance with UK and Irish GAAP (unaudited)

                                                                                  Half  Year         Half  Year
                                                                                       ended              ended
                                                                                    Sept 30,           Sept 30,
                                                                                        2002               2001
                                                                                     EUR'000            EUR'000
Net cash inflow  from operating activities                                           204,908            153,201

Returns on investments and servicing of finance                                        1,563              2,442
Taxation                                                                             (2,171)            (3,940)
Capital expenditure(including aircraft deposits)                                   (140,516)           (57,532)
Net cash inflow before financing
 and use of liquid resources                                                          63,784             94,171

Financing                                                                             61,918           (14,875)
(Increase) in liquid resources                                                     (143,576)          (100,034)

(Decrease) in cash                                                                  (17,874)           (20,738)

Analysis of movement in liquid resources
Liquid resources at beginning of year                                                816,023            564,782
Increase in period                                                                   143,576            100,034

Liquid resources at end of period                                                    959,599            664,816

Analysis of movement in cash
At beginning of year                                                                  77,747             56,860
Net cash outflow                                                                    (17,874)           (20,738)

Net cash at end of period                                                             59,873             36,122



Ryanair Holdings plc and Subsidiaries

Consolidated Statement of Changes in Shareholders' Funds - Equity in accordance with UK and Irish GAAP (unaudited)

                                                                                 Share     Profit
                                                                  Ordinary     premium   and loss
                                                                    shares     account    account       Total
                                                                   EUR'000     EUR'000    EUR'000     EUR'000


Balance at April 1, 2002                                             9,587     553,457    439,230   1,002,274

Profit for the period                                                    -           -    150,946     150,946

Balance at September 30, 2002                                        9,587     553,457    590,176   1,153,220



Ryanair Holdings plc and Subsidiaries

Consolidated Profit and Loss Accounts in accordance with US GAAP (unaudited)

                                                               Quarter       Quarter         Half year     Half year
                                                                 ended         ended             ended         ended
                                                              Sept 30,      Sept 30,          Sept 30,      Sept 30,
                                                                  2002          2001              2002          2001
                                                               EUR'000       EUR'000           EUR'000       EUR'000

Operating Revenues
Scheduled revenues                                             238,346       171,947           411,107       306,492
Ancillary revenues                                              31,981        21,436            53,482        37,735
Total operating revenues
-continuing operations                                         270,327       193,383           464,589       344,227

Operating expenses
Staff costs                                                     23,036        19,341            46,222        37,971
Depreciation and amortisation                                   19,490        14,478            37,863        30,150
Other operating expenses
           Fuel & Oil                                           34,777        27,890            68,422        54,244
           Maintenance, materials and repairs                    7,694         6,809            17,143        14,109
           Marketing and distribution costs                      2,622         3,264             8,107         9,410
           Aircraft rentals                                          -         1,006                 -         3,879
           Route charges                                        17,259        12,946            33,750        24,456
           Airport and Handling charges                         28,043        23,170            56,206        44,847
           Other                                                14,973        11,999            28,827        23,697

Total operating expenses                                       147,894       120,903           296,540       242,763

Operating profit - continuing operations                       122,433        72,480           168,049       101,464

Other income/(expenses)
Interest receivable and similar income                           9,003         7,412            16,005        12,623
Interest payable and similar charges                           (6,527)       (4,586)          (11,914)       (9,151)
Foreign exchange losses                                        (2,329)         (643)           (4,910)       (2,581)
Gain/(loss) on disposal of fixed assets                              1           519              (21)           526

Total other income/(expenses)                                      148         2,702             (840)         1,417

Profit on ordinary activities
before taxation                                                122,581        75,182           167,209       102,881
Tax on profit on ordinary activities                          (12,685)      (10,155)          (17,222)      (14,431)

Net Income                                                     109,896        65,027           149,987        88,450

Net Income per ADS *
           -Basic(Euro cent)                                     72.78         44.89             99.33         61.07
           -Diluted(Euro cent)                                   71.83         44.28             97.98         60.20

Weighted Average number of shares*
           -Basic                                              755,031       724,283           755,031       724,196
           -Diluted                                            765,016       734,263           765,377       734,627



*The Company implemented a 2:1 share split on December 7th, 2001. Share capital and earnings per share figures have been restated to give effect to the share split.( Each ADS represents five ordinary shares)



Ryanair Holdings plc and Subsidiaries

Summary of significant differences between UK, Irish and US generally accepted accounting principles(unaudited)


(A) Net income under US GAAP
                                                                ---Quarter ended---         ----Half year ended----
                                                               Sept 30,     Sept 30,        Sept 30,       Sept 30,
                                                                   2002         2001            2002           2001
                                                                 EUR000       EUR000         EUR'000        EUR'000


Profit  as reported in the consolidated profit and
loss accounts in accordance with UK and Irish GAAP              111,982       64,821         150,946         88,038

Adjustments
Pension                                                             155           85             277            170
Derivative financial instruments                                (4,189)            -         (4,189)              -
Employment grants                                                   116          116             233            232
Capitalised interest re aircraft acquisition programme            1,133            -           2,140              -
Darley Investments Limited                                           22           22              44             44
Tax effect of  adjustments                                          677         (17)             536           (34)

Net income under US GAAP                                        109,896       65,027         149,987         88,450



(B) Consolidated Cashflow Statements in accordance
with US GAAP
                                                                                          -----Half year ended------
                                                                                            Sept 30,       Sept 30,
                                                                                                2002           2001
                                                                                             EUR'000        EUR'000

Cash inflow from operating activities                                                        204,300        151,703
Cash (outflow)/inflow from investing activities                                            (130,741)         18,274
Cash inflow/(outflow) from financial activities                                               67,145       (12,205)

Increase in cash and cash equivalents                                                        140,704        157,772
Cash and cash equivalents at beginning of year                                               482,492        389,059

Cash and cash equivalents at end of year                                                     623,196        546,831

Cash and cash equivalents under US GAAP                                                      623,196        546,831
Deposits with  a maturity of between three and six months                                    407,008        161,855

Cash and liquid resources under UK and  Irish GAAP                                         1,030,204        708,686



Ryanair Holdings plc and Subsidiaries

Summary of significant differences between UK, Irish and US generally accepted accounting principles(unaudited)

(C) Shareholders' funds - equity
                                                                                            Sept 30,       Sept 30,
                                                                                                2002           2001
                                                                                             EUR'000        EUR'000


Shareholders' equity as reported in the consolidated
balance sheets (UK and Irish GAAP)                                                         1,153,220        758,054

Adjustments:
Pension                                                                                        2,691          1,833
Employment grants                                                                              (236)          (701)
Capitalised interest re aircraft acquisition programme                                         7,167              -
Darley Investments Limited                                                                     (283)          (371)
Derivative financial instruments(net of tax)                                                (47,786)          4,628
Tax effect of adjustments                                                                    (1,224)          (638)

Shareholders' equity as adjusted to accord with US GAAP                                    1,113,549        762,805

Opening shareholders' equity under US GAAP                                                 1,019,607        674,386
Comprehensive Income adjustments
Investments                                                                                        -          (588)
Derivative financial instruments(net of tax)                                                (56,045)            439
                                                                                            (56,045)          (149)

Net income in accordance with US GAAP                                                        149,987         88,450
Stock issued for cash                                                                              -            118

Closing shareholders' equity under US GAAP                                                 1,113,549        762,805


                              Ryanair Holdings plc
                 Management Discussion and Analysis of Results


Summary - Half Year ended September 30,2002

Profit after tax has increased by 71% to EUR150.9m, compared to EUR88.0m in the previous half year ended September 30, 2001 driven by continued strong growth in passenger volumes and tight cost control. Operating margins have increased by 7 points to 36% which has resulted in Operating Profit increasing by EUR66.5m to EUR167.5m compared to half year ended September 30, 2001.

Total Operating Revenues grew by 35% to EUR464.6m whilst passengers numbers have increased by 37% to 7.8m.

Scheduled Passenger revenues increased by 34% to EUR411.1m due to strong passenger volume growth, offset by a 2% decline in average fares during the period. Passenger growth was particularly strong at our two European bases, Brussels-Charleroi and Frankfurt Hahn.

Ancillary Revenue grew by 42% to EUR53.5m, which is greater than the growth in passenger volumes and reflects very strong growth in non-flight scheduled revenue and income generated from Ryanair.com. Car hire and on board sales also increased whilst Charters continued to lag the growth in passenger numbers due to a reduction in the level of seat capacity allocated to the Charter programme compared to last year.

Total Operating Expenses increased by 22% to EUR297.1m due to the increased level of activity, and the increased costs, primarily fuel, depreciation and airport & handing costs associated with the growth of the airline. Most of the operating costs are now reflecting the positive reductions in costs arising from the introduction of the 737-800 aircraft to the fleet.

Net margins have as a result of above increased from 26% to 32% whilst Net Profit increased by 71% to EUR150.9m.

Earnings per share has risen by 64% to 19.99 euro cent, which is lower than the growth in net profit due to an increased number of shares in issue post the share offering in February 2002.


Balance Sheet

Cash and Liquid Resources have increased from EUR899.3m at March 31, 2002 to EUR1,030.2m at September 30, 2002, reflecting the increased cash flows from the profitable trading performance during the period. An additional three aircraft were delivered in the period which in addition to aircraft deposits accounted for the bulk of the EUR140.5m incurred in capital expenditure. This was part funded by the draw down of long term debt which increased, net of repayments, by EUR61.9m during the period. Shareholders' Funds at September 30, 2002 have increased to EUR1,153.2m, compared to EUR1,002.3m at March 31, 2002.


Detailed Discussion and Analysis - Half Year ended September 30, 2002

Profit after tax has increased by 71% to EUR150.9m driven by strong growth in passenger volumes and continued tight cost control and as a result Net margins have increased by 6 points to 32% from 26% in the comparative period.

Total Operating Revenues increased by 35% to EUR464.6m whilst passenger volumes increased by 37% to 7.8m.

Scheduled Passenger Revenues increased by 34% to EUR411.1m primarily due to increased passenger numbers on new and existing routes, partly offset by a 2% decline in average fares.

Ancillary Revenues increased by 42% to EUR53.5m, which is higher than the growth in passenger volumes, and reflects increases in car hire revenues, other ancillary product revenues, and internet-related revenues, offset by a reduction in Charter revenues due to the continued focus on the scheduled operation.

Total Operating Expenses increased by 22% to EUR297.1m due to the increased level of activity, and the increased costs primarily staff, depreciation, fuel and airport & handling costs associated with the growth of the airline. Marketing and distribution costs have continued to decline as the level of internet bookings continued to increase during the period.

Staff costs have increased by 22% to EUR46.7m. This increase reflects a 7% increase in average employee numbers to 1,664. Pilots, who earn a higher than the average salary, accounted for 50% of the increase in employment. The increase in the level of activity has also resulted in an increase in the level of productivity-based pay for both pilots and Inflight crew. Staff costs also rose due to the impact of pay increases granted which were between 3% and 5%.

Depreciation and Amortisation increased by 26% to EUR37.9m due to an increase in the number of aircraft owned from 36 to 44 and the amortisation of capitalised maintenance costs offset by savings due to the increase in the number of aircraft fully depreciated.

Fuel costs rose by 26% to EUR68.4m due to a 27% increase in the number of hours flown, and the adverse impact of the strengthening of the US dollar to the Euro offset by a decrease in the average US$ cost per gallon of fuel.

Maintenance costs increased by 22% to EUR17.1m reflecting an increase in the size of the fleet operated, and an increase in the number of flight hours offset by savings due to improved reliability arising from the higher proportion of 737-800 aircraft as a percentage of the total fleet.

Marketing and Distribution Costs decreased by 14% to EUR8.1m due to an increase in the level of direct bookings via the internet, partly offset by a higher spend on the promotion of new routes and the launch of new bases at Brussels-Charleroi and Frankfurt-Hahn.

Aircraft Rental Costs declined by EUR3.9m reflecting the decline in the need to rent additional seat capacity due to the delivery of new aircraft.

Route Charges increased by 38% to EUR33.8m due to an increase in the number of sectors flown, an increase in the average sector length and an increase in the basic unit cost in some countries.

Airport and Handling Charges increased by 25% to EUR56.2m due to an increase in the number of passengers flown, the impact of increased airport and handling charges on some existing routes, offset by lower charges on our new European routes and at our new bases.

Other Expenses increased by 22% to EUR28.9m, which is less than the growth in ancillary revenues due to improved margins on some new and existing products, and cost reductions achieved on other indirect costs.

Operating margins have increased to 36% due to the reasons outlined above and this has resulted in Operating Profits increasing by 66% to EUR167.5m during the period.

Interest Receivable increased by EUR3.4m to EUR16.0m reflecting the strong growth in cash resources arising from the profitable trading performance during the period and the receipt of proceeds from the secondary offering in February 2002. Interest Payable increased by EUR4.9m to EUR14.1m due to the increased level of debt arising from the acquisition of new aircraft.

Foreign exchange losses arose primarily due to the conversion of sterling bank balances to euro at the period end. The losses have declined during the period due to the strengthening of Sterling against the Euro.

Taxation has increased by 23% during the period, less than the growth in pre-tax profits and primarily reflects the continued decline in the headline rate of Corporation Tax in Ireland.

The Company's Balance Sheet continues to benefit from the strong growth in profits. Tangible fixed assets increased to EUR1,054.4m from EUR951.8m principally as a result of the delivery of three additional aircraft since March 31, 2002 and the payment of deposits for new deliveries. The Company generated cash from operating activities of EUR204.9m, which funded advance payments on future deliveries whilst the balance is reflected in the higher cash and liquid resources figure of EUR1,030.2m. Total Debt has increased by a further EUR61.9m, net of repayments, since March 31, 2002 to EUR612.4m. Shareholder's Funds at September 30, 2002 have increased to EUR1,153.2m compared to EUR1,002.3m at March 31, 2002.

Detailed Discussion and Analysis - Quarter Ended September 30, 2002

Profit after tax has increased by 73% to EUR112.0m driven by strong growth in passenger volumes and continued tight cost control. Operating margins have, as a result, increased to 45% from 38% in the comparative period. Operating Profit increased by 69% to EUR122.1m compared to the quarter ended September 30, 2001 whilst Profit before tax increased by 67%.

Total Operating Revenues increased by 40% to EUR270.3m whilst passenger volumes increased by 37% to 4.3m.

Scheduled Passenger Revenues increased by 39% to EUR238.3m, reflecting the increase in passenger volumes arising from the successful launch of new routes and the new base at Frankfurt-Hahn. Revenues were further enhanced by a 1% rise in average fares during the quarter.

Ancillary Revenues increased by 49% to EUR32.0m, which is higher than the growth in passenger volumes, and reflects strong growth in all areas of ancillary revenues particularly car hire, hotel, travel insurance and internet related activities.

Total Operating Expenses increased by 22% to EUR148.2m due to the increased level of activity, and the increased costs primarily staff, depreciation, fuel and airport & handling costs associated with the growth of the airline.

Staff costs have increased by 19% to EUR23.3m. This increase reflects a 7% increase in average employee numbers to 1,676. Pilots, who earn higher than the average salary, accounted for 61% of the increase in employment. The increase in the level of activity has also resulted in an increase in the level of productivity-based pay for both pilots and Inflight crew. Furthermore staff costs rose due to the impact of pay increases granted which were between 3% and 5%.

Depreciation and Amortisation increased by 35% to EUR19.5m due to an increase in the number of aircraft owned from 36 to 44 and the amortisation of capitalised maintenance costs, offset by savings arising from the increase in the number of fully depreciated aircraft.

Fuel costs rose by 25% to EUR34.8m due to a 29% increase in the number of hours flown, the adverse impact of the strengthening of the US dollar to the Euro, offset by a lower US$ cost per gallon of fuel and an improvement in the fleet fuel burn rate due to a higher proportion of 737-800 aircraft operated.

Maintenance costs increased by 13% to EUR7.7m reflecting an increase in the size of the fleet operated, an increase in the number of flight hours, offset by maintenance savings arising from the increase in the number of 737-800 aircraft operated.

Marketing and Distribution Costs decreased by 20% to EUR2.6m due to an increase in the level of direct bookings via the internet, offset by increased marketing and advertising costs associated with the launch of new routes and bases.

Aircraft Rental Costs did not arise during the period reflecting the reduced requirement to rent additional seat capacity arising from the delivery of the new 737-800 aircraft.

Route Charges increased by 33% to EUR17.3m due to an increase in the basic unit rate in some countries, and a 29% increase in the number of flight hours flown.

Airport and Handling Charges increased by 21% to EUR28.0m which is less than the growth in passenger volumes and reflects the lower charges on our new European routes and at our new bases.

Other Expenses increased by 25% to EUR15.0m, which is less than the growth in ancillary revenues reflecting improved margins on some new and existing products and continued cost control on other indirect costs.

Operating Profits have increased by 69% to EUR122.1m due to the reasons outlined above.

Interest Receivable increased by EUR1.6m to EUR9.0m reflecting the strong growth in cash resources arising from the profitable trading performance. Interest Payable increased by EUR3.1m to EUR7.7m due to the increased level of debt arising from the acquisition of new aircraft.

Foreign exchange gains of EUR1.9m arose on the conversion of sterling bank balances at period end rates.

Taxation increased 32% to EUR13.4m, less than the growth in profits primarily due to the continued decline in the headline rate of Corporation Tax in Ireland.



                       Notes to the Financial Statements

1. Accounting Policies

The accounting policies followed in the preparation of these consolidated financial statements for the half year ended September 30, 2002 are consistent with those set out in the Annual Report for the year ended March 31, 2002.

2. Approval of the Financial Statements

The Audit Committee approved the consolidated financial statements for the Quarter and Half Year ended September 30, 2002 on October 31, 2002.

3. Generally Accepted Accounting Policies

The Management Discussion and Analysis of Results for the Quarter and Half Year ended September 30, 2002 are based on the results reported under Irish and UK GAAP.




Independent review report by KPMG to Ryanair Holdings plc

Introduction

We have been instructed by the company to review the financial information set out on pages 1 to 7 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/ 4: Review of interim financial information issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002



KPMG
Chartered Accountants                                           31 October 2002


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                          RYANAIR HOLDINGS PLC


Date:  4 November 2002

                                           By:___/s/ Howard Millar___

                                           H Millar
                                           Company Secretary & Finance Director